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Rock N Roll Donut Bar

Monterey, CA
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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THE PITCH
Rock N Roll Donut Bar is seeking investment to open a new location in Downtown Santa Cruz.
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OUR MISSION

Rock N Roll Donut Bar plans to become one of the first, nationwide Plant-Based Donut Shops. We sell happiness, an entertainment experience, not just donuts!

Big, Bold and Beautiful gourmet donuts that blow peoples minds!
An exciting brand experience including a 6 foot Donut Statue playing guitar!
Craft and IPA Beer Menu, Craft Wine and Mimosas.
Breakfast and Lunch Menus including impossible burgers on donuts!
Featured at the world famous Monterey Bay Aquarium, Oakland Zoo and Casa De Fruta Resort.
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ROCK N ROLL DONUT BAR - CATCH THE VIBE!
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Rock N Roll Donut Bar is located on Cannery Row in Monterey, CA. Feedback from customers has forced us to take the mission of being the first Nationwide Donut Shop that is full of Awesomeness (and plant based).

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INTENDED USE OF FUNDS

We're looking to open a new, premium location in Downtown Santa Cruz.

Major Tourist Area - Projecting $1.8M first year, target open window April 15th - May 15th.
Local University - UC Santa Cruz, 2 High Schools nearby, movie theatre, shopping mall, restaurants, street performers and Apartment Complexes. 5 Minutes from the Beach Boardwalk.
Santa Cruz is known for plant based population and there is no designer donut shop within hours or high end dessert shop.
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4.8 STARS ON GOOGLE - 423 REVIEWS!
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Q&A
Review about Rock N Roll Donut Bar

It makes me want to drive two hours for donuts. I don't know what would happen to my pancreas if they opened a location in the Bay Area. It's not uncommon for baked goods to look better than they actually are. Everything at Rock N Roll donuts tastes as good or BETTER than it looks, and everything looks jaw-dropping! I'm not a wealthy man, but if you guys are looking for investors, send me a message, its hard to imagine this business not taking over the world. - Scott B on Yelp

Review about Rock N Roll Donut Bar

A huge variety of donuts (entirely vegan!), an almost too cute interior design, indoor and outdoor seating. I haven't tried the savory menu yet but it looks delicious. I'd give you 500 stars but Google limits me to 5. - Alaine Klein on Google Reviews

Review about Rock N Roll Donut Bar

It makes me want to drive two hours for donuts. I don't know what would happen to my pancreas if they opened a location in the Bay Area. It's not uncommon for baked goods to look better than they actually are. Everything at Rock N Roll donuts tastes as good or BETTER than it looks, and everything looks jaw-dropping! I'm not a wealthy man, but if you guys are looking for investors, send me a message, its hard to imagine this business not taking over the world. - Scott B on Yelp

Review about Rock N Roll Donut Bar

A huge variety of donuts (entirely vegan!), an almost too cute interior design, indoor and outdoor seating. I haven't tried the savory menu yet but it looks delicious. I'd give you 500 stars but Google limits me to 5. - Alaine Klein on Google Reviews

Review about Rock N Roll Donut Bar

It makes me want to drive two hours for donuts. I don't know what would happen to my pancreas if they opened a location in the Bay Area. It's not uncommon for baked goods to look better than they actually are. Everything at Rock N Roll donuts tastes as good or BETTER than it looks, and everything looks jaw-dropping! I'm not a wealthy man, but if you guys are looking for investors, send me a message, its hard to imagine this business not taking over the world. - Scott B on Yelp

Review about Rock N Roll Donut Bar

A huge variety of donuts (entirely vegan!), an almost too cute interior design, indoor and outdoor seating. I haven't tried the savory menu yet but it looks delicious. I'd give you 500 stars but Google limits me to 5. - Alaine Klein on Google Reviews

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THE TEAM
Scott Kirkpatrick
Founder

Founder, 22 years in Direct Sales and Internet Marketing. Hit fastest growing company in San Diego 5 times in career. Hit INC 5000 fastest growing companies in the nation 3 times in career. Launched startups for Google Ventures and many other VCs.

Nhat Le
Production Manager

Production Manager, 15 years in food service industry. Managed the food production facility for City of San Jose for 5 years delivering over 3,000 meals daily.

Bill Locklar
General Contractor

General Contractor, 35 years in restaurant expertise. Bill owns and operates Monterey Bay Restaurant Equipment and Santa Cruz Restaurant Equipment building and maintaining almost every restaurant in the peninsula over his career.

BUSINESS PLAN
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WHY DONUTS!
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Founder, Scott Kirkpatrick, reveals why donuts are the key to building an incredible business and have fun doing it!

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USE OF FUNDS - OPENING SECOND LOCATION IN DOWNTOWN, SANTA CRUZ
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Rock N Roll Donut Bar is striving to open second location for multiple reasons; customer requests, increase revenue, one step closer to the mission of going nationwide.

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WORKING WITH MAINVEST - WHAT'S THE PROCESS?
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How does the process work with Mainvest? When do we get a return?

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build Out $35,000
Capital Reserves $11,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,500,000 $2,666,667 $3,520,000 $3,872,000 $4,259,200
Cost of Goods Sold $270,000 $405,000 $445,500 $490,050 $539,055
Gross Profit $1,230,000 $2,261,667 $3,074,500 $3,381,950 $3,720,145

EXPENSES

Rent $240,000 $486,000 $652,150 $668,454 $685,165
Equipment Lease $120,000 $120,000 $0 $0 $0
Utilities $36,000 $36,900 $37,822 $38,767 $39,736
Insurance $54,000 $55,350 $56,733 $58,151 $59,604
Advertising $24,000 $24,600 $25,215 $25,845 $26,491
Legal & Professional $10,000 $10,250 $10,506 $10,768 $11,037
Office and Admin $36,000 $36,900 $37,822 $38,767 $39,736
Repairs & Maintenance $10,000 $10,250 $10,506 $10,768 $11,037
Payroll $600,000 $615,000 $630,375 $646,134 $662,287
Manager salary $70,000 $71,750 $73,543 $75,381 $77,265
Operating Profit $30,000 $794,667 $1,539,828 $1,808,915 $2,107,787
This information is provided by Rock N Roll Donut Bar. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement

2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
TWT Mgmt. Services LLC dba Rock N Roll Donut Bar.pdf
YTD-RNRDB-ProfitandLoss.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends April 18th, 2023
Summary of Terms
Legal Business Name The Winning Ticket
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 1%-2.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2027
Financial Condition
Other outstanding debt or equity

As of 2/1/2023, Rock N Roll Donut Bar has debt of $370,000 outstanding and a cash balance of $30,000. $70,000 of this debt is sourced primarily from Hard Money Lenders and will be paid off by May 2023, not having a long term impact on this investment. The remaining amount is via the SBA for $300,000 from the EIDL program and is payable over 30 years maturing in 2050, with a monthly payment of $2300 not having a long term impact on this investment. In addition to the Rock N Roll Donut Bar's outstanding debt and the debt raised on Mainvest, Rock N Roll Donut Bar may require additional funds from alternate sources at a later date.

Historical milestones

Rock N Roll Donut Bar has been operating since May 2022 and has since achieved the following milestones:

Opened location in Cannery Row in Monterey, California

Achieved revenue of $1M in 2022 only operating 7 months of the year and on pace for $1.5 million within first 12 months.

Historical financial performance is not necessarily predictive of future performance.

Other challenges

Rock N Roll Donut Bar has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Seasonality of Cannery Row location. The dip in sales in September to November was much more dramatic than anticipated. Holiday season gave a boost to the business end of December and January the business received a boost from Community Week held by the Monterey Bay Aquarium where 115,000 people flocked to Cannery Row to be able to attend the aquarium free of charge that week.

Labor intensive payroll and learning the cadence of the dips and swings this year has taught us exactly how many employees we need and enable us to drive down the cost of production from $1.75 per item to $0.49 per item. This was a painful process, but has put us in a position to expand into satellite retail locations where we can deliver finished product with the existing staff at home base and a skeleton crew at the retail centers only requiring cashiers. This is HUGE savings and opportunity for the business.

Food costs skyrocketed in 2022 and forced us to get creative and learn how to drive the costs down. We have pushed the food cost down from $1.50 per to an average of $0.80.

The two previously mentioned factors assisted us in learning to drive down the labor cost and food costs from a total average of $3.50 per item to $1.30 on average. This is a tremendous savings that will directly impact the bottom-line as the season hits this year.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Rock N Roll Donut Bar to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Rock N Roll Donut Bar operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Rock N Roll Donut Bar competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Rock N Roll Donut Bar's core business or the inability to compete successfully against the with other competitors could negatively affect Rock N Roll Donut Bar's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Rock N Roll Donut Bar's management or vote on and/or influence any managerial decisions regarding Rock N Roll Donut Bar. Furthermore, if the founders or other key personnel of Rock N Roll Donut Bar were to leave Rock N Roll Donut Bar or become unable to work, Rock N Roll Donut Bar (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Rock N Roll Donut Bar and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Rock N Roll Donut Bar is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Rock N Roll Donut Bar might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Rock N Roll Donut Bar is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Rock N Roll Donut Bar

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Rock N Roll Donut Bar's financial performance or ability to continue to operate. In the event Rock N Roll Donut Bar ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Rock N Roll Donut Bar nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Rock N Roll Donut Bar will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Rock N Roll Donut Bar is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Rock N Roll Donut Bar will carry some insurance, Rock N Roll Donut Bar may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Rock N Roll Donut Bar could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Rock N Roll Donut Bar's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Rock N Roll Donut Bar's management will coincide: you both want Rock N Roll Donut Bar to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Rock N Roll Donut Bar to act conservative to make sure they are best equipped to repay the Note obligations, while Rock N Roll Donut Bar might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Rock N Roll Donut Bar needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Rock N Roll Donut Bar or management), which is responsible for monitoring Rock N Roll Donut Bar's compliance with the law. Rock N Roll Donut Bar will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Rock N Roll Donut Bar is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Rock N Roll Donut Bar fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Rock N Roll Donut Bar, and the revenue of Rock N Roll Donut Bar can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Rock N Roll Donut Bar to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Rock N Roll Donut Bar. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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